

Saskatchewan Wheat Pool

HEAD OFFICE 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL (306) 569-4411 FAX: 569 4708


02002962

Exemption #: 82-5037

February 6, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

SUPPL

02 FEB -6 AM 8:43

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are copies of five news releases provided to the Toronto Stock Exchange for information purposes only but not formally filed.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 2/6

TSE Jan 30/02



Saskatchewan Wheat Pool

For Immediate Release
January 30, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian producers, a Saskatchewan Wheat Pool merchandiser told a group of Carrot River and Porcupine Plain-area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the meetings hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestic and international demand is strong for certain six-row barley. "Varieties like B1602 are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, B1602 has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, and two-rows like CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski, "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb. 5/02




Saskatchewan Wheat Pool
AgPro

For Immediate Release
January 31, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

<u>Opportunities for malting barley producers discussed at AgPro meeting</u>

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian producers, an AgPro merchandiser told a group of Three Hills and Beiseker-area producers today during a market outlook meeting. AgPro is a division of Saskatchewan Wheat Pool.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the meetings hosted by AgPro to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has strong agronomic performance.

AgPro's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. AgPro is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"AgPro is linking producers' malt barley to established markets," said Jeworski, "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb25/02



Saskatchewan Wheat Pool

For Immediate Release
February 5, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Saskatchewan Wheat Pool's AgPro operation wins quality award

Saskatchewan Wheat Pool's AgPro operation in Saskatoon has received a Quality First Award from the Canadian Wheat Board for consistently shipping uniform and clean wheat to mills in the U.S. AgPro led the grain-industry for accurately delivering to specifications and volumes on shipments of low protein wheat.

"Our team at Saskatoon has proven their skills are among the best in the industry when it comes to ensuring quality control standards are met," says Murray Stow, General Manager, Food Grains. "This award recognizes the significant investment AgPro and the Pool have made to strengthen and improve quality control processes throughout our commodity pipeline, in order to deliver the specifications demanded by end-use customers."

Working with industry partners like the Canadian Wheat Board and destination customers, the Pool has put into place quality processes to deliver the right grain, to the right market at the right time. The Pool's investment in quality control technology and management processes is recognized around the world. The Pool's Regina lab is the first of its kind in Western Canada to achieve ISO 9002 registration for its quality control management systems for grain grading and assessment.

"Most importantly, we invested in our people by training them to be quality experts, which in turn provides greater marketing opportunities for Prairie producers," says Percy Crossman, Vice-President, Operations. "Destination customers want commodities that meet very precise specifications. The Quality First award further demonstrates to farmers and the end-use customers that the Pool has the processes, equipment and training in place to deliver to market demands."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, contact:
Shawna Kelly
Director, Communications
Saskatchewan Wheat Pool
(306) 569-4291
shawna.kelly@swp.com
Photos of the award presentation are at: www.swp.com

TSE Feb 6/02



Saskatchewan Wheat Pool

For Immediate Release
February 6, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

<u>The Pool Tankard will be held in Yorkton</u>

Saskatchewan Wheat Pool and the Saskatchewan Curling Association are pleased to announce five days of outstanding curling action. The 2002 Pool Tankard Provincial Men's Curling Championship is underway in at the Yorkton Agriplex. The Tankard runs through to Sunday, when Saskatchewan's brier representative will be crowned.

"We are proud to be a part of the curling tradition in Saskatchewan," says Pool President and Chairman of the Board, Marvin Wiens. "Our province is home to some of the best curlers in the world, and we're pleased to sponsor an event that brings national attention to our home grown curling talent.

"Of course, this event wouldn't be possible without the Saskatchewan Curling Association and volunteers across the province who put in hours of hard work to make the Tankard an annual success," says Wiens. "That teamwork and co-operation will ensure we are able to showcase Saskatchewan's curling talent for years to come."

The Tankard demonstrates the Pool's commitment to give back to those communities where it does business, and where its members and employees live and work. According to the Saskatchewan Curling Association, there are over 37,500 curlers in the province. There are 216 curling clubs with the majority in rural communities.

"For eight years, the Saskatchewan Curling Association has partnered with the Pool on the Provincial Men's Curling Championship," says Wiens. "It's a natural fit given the strong tradition that both curling and the Pool have in this province. We look forward to another successful Pool Tankard and excellent curling action from our provincial men's teams."

Competing for the 2002 Pool Tankard Provincial Men's Curling Championship will be nine teams from across the province including:

John Carlos, Saskatoon
Gerald Shymko, Yorkton
Brian Humble, Saskatoon
Scott Coghlan, Saskatoon
Scott Bitz, Regina
Gary Bryden, Regina
Jeff Hartung, Langenburg
Jim Packet, Estevan
Troy Robinson, Regina

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For more information, please contact:
Shawna Kelly
Director, Communications
Saskatchewan Wheat Pool
(306) 569-4291

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

TSE Feb 6/02


POOL

Saskatchewan Wheat Pool

For Immediate Release
February 6, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Market opportunities for canola growers discussed at Pool commodity information session

Saskatchewan Wheat Pool is securing market opportunities for oilseed growers, a merchandiser told a group of Yorkton-area producers today at a commodity information session.

"Canola is still in demand in some Asian markets. Japan, for instance, is expected to import 1.7 million tonnes this year," said Merchandiser Kevin Campbell at the information session hosted in conjunction with the Pool Tankard, which is being held this week at Yorkton's Agriplex. "Mexico will also be a good market for canola. Canada's export program for flax will continue to be strong with most of the demand being driven by the European Union."

Saskatchewan Wheat Pool has one of the most comprehensive oilseed programs in the industry. Farmers have access to key canola varieties – including Roundup Ready varieties like Conquest, Kelsey, SW Rider – and flax varieties - like AC Watson - as well as a full range of complementary agri-products and information. The Pool is also a leader in quality control, providing oilseed testing for grade and dockage at all of its grain handling facilities, and at its quality control lab in Regina. The lab is the first facility of its kind in Western Canada to earn ISO 9002 registration for its quality control management systems for grain grading and assessment.

Campbell said in addition to working with producers to deliver what the market demands, the Pool is providing programs to farmers that will help them earn a solid return on their oilseeds. "The Pool's production contracts provide farmers with an established market almost as soon as their crop is off the field," he said. "We also have innovative programs in place to assist farmers with their spring seeding plans. For example, our crop input finance program is one of the most attractive financial management tools in the marketplace today. It provides competitive interest rates on loans and a full season of crop financing with payment due in full January 31 following harvest. Producers have been asking for flexible financing options, and this program delivers."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com